EXHIBIT 1
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For Immediate Release                                           1 September 2005

                              WPP GROUP PLC ("WPP")

                  Acquires outstanding 70% of TCG in Australia

WPP announces that it has acquired the remaining 70% of the issued share capital of The Communications Group Holdings Pty Ltd ("TCG"), the third largest advertising and marketing services company in Australia.

TCG's businesses include George Patterson Partners, Zenith Media, Ideaworks, Professional Public Relations, Media Puzzle, Generator Bates NZ, HMA Blaze, Underline Fitch, 20/20 Brand Action and Patts Digital. TCG's clients include major Australian brands and companies in the financial, fmcg and services sectors.

TCG reported revenues of A$131 million for the year ended 30 June 2005 and had consolidated net assets of A$16.6 million at that date.

The various TCG businesses will be integrated into Young & Rubicam Brands in Australia, with Zenith Media joining WPP's GroupM network.

Young & Rubicam Brands businesses include Y&R, The Campaign Palace/Red Cell, Burson-Marsteller, Landor and Sudler & Hennessey. Young & Rubicam Brands clients include leading Australian corporations, Government organisations and blue chip multi-national companies.

This investment reinforces WPP's comprehensive communications services offer and continues the Group's strategy of developing its networks in important and faster growing sectors and markets.

For further information please contact:

Feona McEwan            44-20 7408 2204
WPP London

Hamish McLennan
Young & Rubicam, Sydney 612- 9931 6035
                        61 410 501 005